Exhibit 99.1

Immutep Regains Compliance with Nasdaq Minimum Bid Price Requirement

SYDNEY, AUSTRALIA – October 13, 2026 — Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a late-stage immunotherapy company targeting cancer and autoimmune diseases, today announced that it has received written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated 12 October 2026 (US Eastern Time), confirming that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1).

Nasdaq determined that the closing bid price of the Company’s American Depositary Shares (“ADSs”) was at or above US$1.00 per ADS for 10 consecutive business days, from 28 September 2026 to 9 October 2026. Nasdaq has advised that the matter is now closed.

As announced on 30 April 2026, Nasdaq notified the Company by letter dated 27 April 2026 that the closing bid price of its ADSs had been below US$1.00 for 30 consecutive business days. To address the deficiency, the Company changed the ratio of its ADSs from one ADS representing 10 ordinary shares to one ADS representing 200 ordinary shares, effective 28 September 2026.

The ADS ratio change did not affect the Company’s ordinary shares, which continue to trade on the ASX under the code IMM. The Company’s ADSs continue to trade on the Nasdaq Global Market under the symbol IMMP.

This announcement was authorised for release by the CEO of Immutep Limited.

About Immutep

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding anticipated clinical development, regulatory progress and potential benefits of the Company’s product candidates. These forward-looking statements are based on current expectations, estimates and projections, and involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in such statements.

Factors that could cause actual results to differ materially include risks associated with clinical trial outcomes, regulatory developments, and the Company’s ability to advance its product candidates.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Immutep undertakes no obligation to update or revise such statements, except as required by applicable law.

Disclaimer

This announcement has been prepared for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

US Investors/Media:

Matthew Beck, astr partners

+1 (917) 415-1750; matthew.beck@astrpartners.com